Mail Stop 3561

May 11, 2009

Mr. Gao Zhentao, CEO
Yuhe International, Inc.
301 Hailong Street
Hanting District, Weifang, Shandong Province
The People's Republic of China

>   Re: **Yuhe International, Inc.**
>   **Post-Effective Amendment for Registration Statement on Form S-1**
>   **Filed on April 22, 2009**
>   **File No. 333-150836**
>
>   **Form 10-K**
>   **Filed March 31, 2009**
>   **File No. 333-83125**

Dear Mr. Gao:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed March 31, 2009, Amended April 22, 2009

Controls and Procedures, page 39

1.   We note that you do not provide management's report on internal control over financial reporting (as defined in Rules 13a-15(f) and 15d(f) of the Exchange Act)

as required by Item 308T of Regulation S-K. Please address Regulation S-K Compliance and Disclosure Interpretation 215.02 available on the Commission's website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm#215.02. We may have further comment.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are

aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please feel free to contact Edwin S. Kim at (202) 551-3297 or Jim Lopez, Legal Branch Chief, at (202) 551-3536 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Simon Luk, FAX: 852-2292-2200 (Hong Kong)
        Eric Cohen, FAX: (212) 294-4700 (New York City)